UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549


FORM 10-QSB


QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2003



Commission File No. 0-50038


ARADYME CORPORATION
(Exact name of small business issuer as specified in its charter)

Delaware
33-0619254
(State or other jurisdiction of
(IRS Employer
incorporation or organization)
Identification No.)


677 East 700 South, Suite 201
American Fork, Utah  84003
(Address of principal executive offices)

(801) 756-9585
(Issuer's telephone number)

        State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date. The number of shares of $0.001 par value common stock outstanding as of March 31, 2003, was 14,640,574.

Transitional Small Business Disclosure Format (Check one):  Yes [X]     No [  ]





ARADYME CORPORATION
Form 10-QSB for the Three Months ended March 31, 2003



TABLE OF CONTENTS


Item

Page

Part I. Financial Information




1
Financial Statements


Consolidated Balance Sheets
3

Consolidated Statements of Operations and Other Comprehensive Loss

5

Consolidated Statements of Cash Flows
6

Notes to the Consolidated Financial Statements
7
2
Management's Discussion and Analysis or Plan of Operation
9
3
Controls and Procedures
13




Part II. Other Information




2
Changes in Securities
14
6
Exhibits and Reports on Form 8-K
14



--
Signatures
15
--
Certifications
16





PART I-OTHER INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

ARADYME CORPORATION AND SUBSIDIARIES
(Formerly Albion Aviation, Inc.)
(A Development Stage Company)

Consolidated Balance Sheets


ASSETS

                                        March 31,                               September 30,
                                        2003                                    2002
                                        (Unaudited)

CURRENT ASSETS

Cash    $       1,257           $       47,032
Accounts receivable             19,112                  6,324
Employee advances               1,654                   100
Net assets of discontinued operations           54,535                  -

Total Current Assets            76,558                  53,456

PROPERTY AND EQUIPMENT, NET             154,566                 164,654

OTHER ASSETS

        Investment in available-for-sale securities             17,700                  40,000
        Deposits and prepaid expenses           13,958                  3,958

                Total Other Assets              31,658                  43,958

TOTAL ASSETS    $       262,782         $       262,068



ARADYME CORPORATION AND SUBSIDIARIES
(Formerly Albion Aviation, Inc.)
(A Development Stage Company)
Consolidated Balance Sheets (Continued)


LIABILITIES AND STOCKHOLDERS' DEFICIT


                                        March 31,                       September 30,
                                        2003                                    2002
                                        (Unaudited)

CURRENT LIABILITIES

Accounts payable        $       64,830          $       50,729
Related party payables          298,856                 283,856
Accrued expenses                48,656                  28,409
Deferred revenue                -                       5,400
Equipment leases payable                268                     1,227
Liabilities applicable to discontinued operations (Note 4)              66,870                  -

Total Current Liabilities               479,480                 369,621

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIT

Preferred stock: 1,000,000 shares authorized of $0.001
 par value, 12,000 and 12,000 shares issued and
 outstanding, respectively              12                      12

Common stock: 50,000,000 shares authorized of $0.001
 par value, 14,640,574 and 12,605,678 shares issued and
 outstanding, respectively              14,641                  12,605
Additional paid-in capital              1,450,902                       989,810
Accumulated other comprehensive loss            (39,300 )               (17,000 )
Deficit accumulated during the development stage                (1,642,953      )               (1,092,980      )

Total Stockholders' Deficit             (216,698        )               (107,553        )

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT     $       262,782         $       262,068


ARADYME CORPORATION AND SUBSIDIARIES
(Formerly Albion Aviation, Inc.)
(A Development Stage Company)
Consolidated Statements of Operations and Other Comprehensive Loss
(Unaudited)

                                                                                                        From
                                                                                                        Inception
                                                                                                        February 13,
                                        For the Three Months Ended           For the Six Months Ended                   2001 Through
                                        March 31,                               March 31,                               March 31,
                                        2003                            2002                  2003               2002          2003
REVENUES        $       25,255          $       18,750          $       41,250          $       18,750          $       78,398

OPERATING EXPENSES

Depreciation and
 amortization           8,677                   8,012                   16,345                  16,024                  52,133
Rent                    12,380                  10,730                  27,854                  20,635                  86,122
Contract services               301,708                 148,394                 454,095                 324,264            1,311,915
General and administrative              39,356                  29,100                  73,656                  36,802       221,153

Total Operating Expenses                362,121                 196,236                 571,950                 397,725    1,671,323

LOSS FROM OPERATIONS            (336,866        )               (177,486        )               (530,700)   (378,975)    (1,592,925)

OTHER EXPENSE

        Other loss              (1,993  )               -                       (1,993  )               -                    (1,993)
        Interest expense                (17,177 )               (874    )               (17,280 )               (951)   (48,035)

                Total Other Expense             (19,170 )               (874    )               (19,273 )         (951)    (50,028)

NET LOSS                (356,036        )               (178,360        )               (549,973)    (379,926)       (1,642,953)

OTHER COMPREHENSIVE
  LOSS

Unrealized loss on
 available-for-sale securities          (300    )               -                       (22,300 )               -           (39,300)

TOTAL COMPREHENSIVE
 LOSS   $       (356,336        )       $       (178,360        )       $       (572,273)    $    (379,926)    $  (1,682,253)

BASIC AND DILUTED LOSS
 PER SHARE      $       (0.03)          $       (0.02)          $       (0.04)          $       (0.03)

WEIGHTED AVERAGE
 NUMBER OF SHARES
 OUTSTANDING            13,080,996                      11,304,113                      12,947,364                      11,168,299

ARADYME CORPORATION AND SUBSIDIARIES
(Formerly Albion Aviation, Inc.)
(A Development Stage Company)
Consolidated Statements of Cash Flows
(Unaudited)


From inception
on February 13,

For the six months ended March 31,
2001, through

        2003
        2002
March 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES



Net loss
$  (549,973)
$  (379,926)
$(1,642,953)
Adjustments to reconcile net loss to net cash used by operating activities:



Depreciation and amortization
16,345
16,024
52,133
Bad debt
-
-
7,676
Other loss
1,993
-
1,993
Warrants and options issued below market value 211,012 - 211,012 Common stock issued for services 32,001 - 38,226 Changes in assets and liabilities:



(Increase) in accounts receivable
(12,788)
56
(26,788)
(Increase) in employee advances
(1,554)
(100)
(1,654)
(Increase) in deposits and prepaids
(10,000)
(3,958)
(13,958)
Increase in accounts payable
14,101
18,268
64,830
Increase in accrued expenses
19,288
3,583
47,697
Increase (decrease) in deferred revenue
       (5,400)
        10,800
                  -
Net Cash Used by Operating Activities
   (284,975)
      (335,253)
  (1,261,786)




CASH FLOWS FROM INVESTING ACTIVITIES



Purchase of fixed assets
      (8,250)
        (3,823)
     (23,034)
Net Cash Used by Investing Activities
      (8,250)
        (3,823)
     (23,034)




CASH FLOWS FROM FINANCING ACTIVITIES



Increase in bank overdraft
-
1,693
-
Proceeds from related party payable
15,000
56,024
228,738
Payments on related party payable
-
(14,650)
(87,897)
Preferred stock issued for cash
-
50,000
60,000
Common stock issued for cash
232,450
196,000
1,122,000
Payments on leases payable
-
(17,632)
(26,416)
Stock offering costs
                -
        (2,686)
      (10,348)
Net Cash Provided by Financing Activities
    247,450
     268,749
  1,286,077




NET INCREASE (DECREASE) IN CASH
(45,775)
(70,327)
1,257




CASH AT BEGINNING OF PERIOD
      47,032
       70,327
                 -




CASH AT END OF PERIOD
$      1,257
$               -
$       1,257




CASH PAID FOR:



Interest
$              -
$               -
$              -
Income taxes
$              -
$               -
$              -




NONCASH TRANSACTIONS:



Common stock issued for services
$    32,001
$               -
$    38,226
Warrants and options granted below market value
$  211,012
$               -
$  211,012

ARADYME CORPORATION AND SUBSIDIARIES
(Formerly Albion Aviation, Inc.)
(A Development Stage Company)
Consolidated Notes to the Financial Statements
March 31, 2003 and September 30, 2002


NOTE 1-BASIS OF FINANCIAL STATEMENT PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted in accordance with such rules and regulations. The information furnished in the interim condensed consolidated financial statements includes normal recurring adjustments and reflects all adjustments, which, in the opinion of management, are necessary for a fair presentation of such consolidated financial statements. Although management believes the disclosures and information presented are adequate to make the information not misleading, it is suggested that these interim condensed consolidated financial statements be read in conjunction with the Company's most recent audited consolidated financial statements and notes, which are to be included in its current report on Form 8-K/A. Operating results for the three and six months ended March 31, 2003, are not necessarily indicative of the results that may be expected for the year ending September 30, 2003.

NOTE 2-GOING CONCERN

The Company's consolidated financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplate the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable.

In order to continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations, the Company will need, among other things, additional capital resources. Management is in the process of negotiating additional contracts to increase revenues and plans to raise approximately $5,000,000 through private placements of its preferred and/or common stock to sustain operations until revenues are sufficient to cover costs. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3-MATERIAL EVENTS

On  March  31,  2003,  the  Company  completed  a  reorganization  with  Aradyme
Development Corporation, a Nevada corporation, which had approximately 1.5 million shares issued and outstanding, by issuing an aggregate of approximately
13.1 million shares of common stock and 12,000 shares of preferred stock (convertible into 120,000 shares of common stock) to the Aradyme stockholders. Options to purchase approximately 1.3 million shares of Aradyme common stock at $0.50 per share are being converted into options to purchase the same number of shares of the Company's common stock on the same terms. This transaction was accounted for as a reverse acquisition. The Company changed its name to Aradyme Corporation in conjunction with the reverse acquisition. The Company is the surviving entity for legal purposes and Aradyme is the surviving entity for accounting purposes.

NOTE 4-DISCONTINUED OPERATIONS

During March 2003, as a result of the reorganization discussed above, the Company discontinued the operations of its wholly-owned subsidiary, Svetlana Aviation, Inc., and subsequently authorized the sale of the line of business on April 22, 2003, to a former stockholder. Assets and liabilities applicable to the discontinued operations at March 31, 2003, were $54,535 and $66,870, respectively. No operations are classified as discontinued as the deficit of Svetlana Aviation, Inc. was eliminated at March 31, 2003, as part of the reverse acquisition.

NOTE 5-SUBSEQUENT EVENTS

During April 2003, the Company authorized its directors and officers to execute and deliver all documents related to the discontinuing of the operations of its wholly-owned subsidiary, Svetlana Aviation, Inc., and complete the sale of Svetlana Aviation, Inc. to a former stockholder. As of May 27, 2003, the agreement has not been finalized.

During April and May 2003, the Company sold 215,167 shares of its restricted common stock for cash of $129,100, or $0.60 per share.

On April 22, 2003, the Company changed its fiscal year to September 30.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

General

        The Company develops, manufactures, markets and distributes computer database management software based on proprietary technology that is being acquired. Because of the relatively short period, results for any given interim period may not be indicative of comparative results for longer periods or for the year as a whole.

Reverse Merger Method of Accounting

        On March 31, 2003, the Company completed the acquisition of Aradyme Development Corporation, a Nevada corporation, which had 1,527,000 shares of common stock issued and outstanding, by issuing an aggregate of 13,155,574 shares of common stock and 12,000 shares of preferred stock (convertible into 120,000 shares of common stock) to the Nevada corporation stockholders. Options to purchase approximately 1.3 million shares of the Nevada corporation common stock at $0.50 per share are being converted into options to purchase the same number of shares of the Company's common stock on the same terms. This transaction was accounted for as a reverse acquisition. The Company changed its name to Aradyme Corporation in conjunction with the reverse acquisition. The Company is the surviving entity for legal purposes and the Nevada corporation is the surviving entity for accounting purposes.

        Accordingly, the financial statements include the following:

* The balance sheets consist of the net assets of the Nevada corporation at historical cost and the net assets of the Company at historical cost as of March 31, 2003 and 2002.

* The statements of operations include the operations of the Nevada corporation for the periods presented.

Pursuant to the merger, all capital stock shares and amounts and per share data were retroactively restated.

Discontinued Activities

        During March 2003, as a result of the reorganization discussed above, the Company discontinued the operations of its wholly-owned subsidiary, Svetlana Aviation, Inc., whose plan of operation was to operate an air charter service, and subsequently authorized the sale of the line of business on April 22, 2003, to a former stockholder. Assets and liabilities applicable to the discontinued operations at March 31, 2003, were $54,535 and $66,870, respectively. No operations are classified as discontinued as the deficit of Svetlana Aviation, Inc. was eliminated at March 31, 2003, as part of the reverse acquisition.

Liquidity and Capital Resources

        The Company, a development-stage company, had approximately $25,000 and $41,000 in revenue for the three and six months ended March 31, 2003. For the three and six months ended March 31, 2003, the Company reported losses of approximately $356,000 and $550,000, respectively, for an accumulated loss of approximately $1,643,000 for the period from inception through March 31, 2003. As of March 31, 2003, the Company had a stockholders' deficit of approximately ($217,000). The auditors' report for the year ended September 30, 2002, contained an explanatory paragraph regarding the ability of the Company to continue as a going concern.

        Since inception, the Company has relied principally on proceeds from the sale of securities and advances from a related party to fund its activities. During the six months ended March 31, 2003, the Company used approximately $285,000 in cash for operating activities and approximately $8,000 for investing activities, which was provided by the approximately $247,000 received from financing activities and an approximately $46,000 reduction in cash during the period. From inception through March 31, 2003, the Company required an aggregate of approximately $1,262,000 in cash to fund its operating activities and $23,000 to fund its investing activities, all of which was provided by the approximately $1,286,000 received from financing activities, including approximately $1,182,000 in net proceeds from the sale of common and preferred stock and approximately $141,000 net advances from a related party.

        The Company estimates that it will require approximately $2.0 million in cash to fund its activities through December 31, 2003, which it will seek to obtain principally through the sale of securities. The Company has no commitment from any person to acquire all or any of such securities or to provide funding through any other mechanism. The Company expects that additional capital will be required in 2004 if it is unable to generate sufficient revenues from commercialization of its database management systems.

Results of Operations

        The Company's revenues from the commercialization of its database management systems grew during both the three and six months ended March 31, 2003, as compared to the same period during the preceding fiscal year, although sales were relatively minor in both periods as the Company is in the early stage of product introduction.

        The Company's principal operating expense is contract services, reflecting the Company's current independent contractor relationship with those providing principal technical and other services. The Company expects that in coming months, various of its independent contractor personnel will be hired as employees as its service requirements stabilize and become more predictable, which will likely add additional costs for payroll burdens and employee benefits. Contract services more than doubled in the three months ended March 31, 2003, and increased approximately 30% during the six months ended March 31, 2003, as compared to the same periods in the preceding fiscal year, reflecting the increased level of development activity for the Company's initial products. Other operating expenses did not vary materially in the three- and six-month interim periods in the current fiscal year as compared to a year earlier.

        Because of this early stage of the Company's business development, revenue and operating expense comparisons between various interim periods may not be indicative of expected future results of operations. Generally, the Company expects that operating expenses will continue to grow during the ongoing initial marketing efforts as anticipated increased sales will require additional expenditures for sales and marketing and implementation services. It may be some time before the Company's sales and marketing and implementation resources are capable of supporting substantially expanded sales without corresponding increases in operating expenses. The Company also expects that its general and administrative costs will increase as a result of new legal, accounting and other costs associated with meeting its new regulatory and investor relations obligations as a result of the reorganization as discussed above.

        Other expenses of approximately $19,000 during both the three- and six-month interim periods ended March 31, 2003, consist principally of interest accrued on borrowings from a related party during the quarter ended March 31, 2003.

Other Items

        The Company has reviewed all other recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on the results of operations or financial position of the Company. Based on that review, the Company believes that none of these pronouncements will have a significant effect on current or future financial position or results of operations.

Critical Accounting Policies

Software Development Costs

        Development costs related to software products are expensed as incurred until technological feasibility of the product has been established. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have not been significant. Accordingly, no costs have been capitalized to date.

Revenue Recognition

        The Company recognizes revenue in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by SOP 98-9, and generally recognizes revenue when all of the following criteria are met as set forth in paragraph 8 of SOP 97-2: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the fee is fixed or determinable and
(iv) collectibility is probable. The Company defines each of these four criteria as follows:

        Persuasive evidence of an arrangement exists. It is the Company's customary practice to have a written contract, which is signed by both the customer and the Company, or a purchase order from those customers who have previously negotiated a standard license arrangement with the Company.

        Delivery has occurred. The Company's software is physically delivered to the customer. If an arrangement includes undelivered products or services that are essential to the functionality of the delivered product, delivery is not considered to have occurred until these products or services are delivered.

        The fee is fixed or determinable. The Company's policy is not to provide customers the right to a refund of any portion of their license fees paid. Generally, 100% of the invoiced fees are due within 30 days. Payment terms extending beyond these customary payment terms are considered not to be fixed or determinable, and revenues from such arrangements are recognized as payments become due and payable.

        Collectibility is probable. Collectibility is assessed on a customer-by-customer basis. If it is determined from the outset of an arrangement that collectibility is not probable, revenues would be recognized as cash is collected.

        For contracts with multiple elements (e.g., license and maintenance), revenue is allocated to each component of the contract based on vendor specific objective evidence ("VSOE") of its fair value, which is the price charged when the elements are sold separately. Since VSOE has not been established for license transactions, the residual method is used to allocate revenue to the license portion of multiple-element transactions. Therefore, the Company recognizes the difference between the total arrangement fee and the amount deferred for the undelivered items as revenue.

        The Company sells its products to end users under license agreements. The fee associated with such agreements is allocated between software license revenue and maintenance revenue based on the residual method. Software license revenue from these agreements is recognized upon receipt and acceptance of a signed contract and delivery of the software, provided the related fee is fixed and determinable, collectibility of the revenue is probable and the arrangement does not involve significant customization of the software. If an acceptance period is required, revenue is recognized upon the earlier of customer acceptance or the expiration of the acceptance period, as defined in the applicable software license agreement.

        The Company recognizes maintenance revenue ratably over the life of the related maintenance contract. Maintenance contracts on perpetual licenses generally renew annually. The Company typically invoices and collects maintenance fees on an annual basis at the anniversary date of the license. Deferred revenue represents amounts received by the Company in advance of performance of the maintenance obligation. Professional services revenue includes fees derived from the delivery of training, installation, and consulting services. Revenue from training, installation, and consulting services is recognized on a time and materials basis as the related services are performed.

Forward-Looking Statements

        This report contains statements about the future, sometimes referred to as "forward-looking" statements. Forward-looking statements are typically identified by the use of the words "believe," "may," "will," "should," "expect," "anticipate," "estimate," "project," "propose," "plan," "intend" and similar words and expressions. We intend that the forward-looking statements will be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements that describe our future strategic plans, goals or objectives are also forward-looking statements.

        Although we have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause the forward-looking statements not to come true as described in this information statement/memorandum. These forward-looking statements are only predictions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially. While we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

        The forward-looking information is based on present circumstances and on our predictions respecting events that have not occurred, that may not occur or that may occur with different consequences from those now assumed or anticipated.



ITEM 3.  CONTROLS AND PROCEDURES

        Within 90 days prior to the filing date of this report, the Company's principal executive officer ("CEO") and principal financial officer ("CFO") carried out an evaluation of the effectiveness of the Company's disclosure controls and procedures. Based on those evaluations, the Company's
CEO and CFO believe:

(i) that the Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports it files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure; and

(ii) that the Company's disclosure controls and procedures are effective.

        There have been no significant changes in the Company's internal controls or in other factors that could significantly affect the Company's internal controls subsequent to the evaluation referred to above, nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.


PART II-OTHER INFORMATION

ITEM 2.  CHANGES IN SECURITIES

        On March 31, 2003, the Company, formerly known as Albion Aviation, Inc., completed a reorganization with Aradyme Development Corporation, a Nevada corporation, in which, the Company issued an aggregate of 13,155,574 shares of common stock and 12,000 shares of preferred stock (convertible into 120,000 shares of common stock) to the Nevada corporation's stockholders, consisting of 18 accredited and 31 nonaccredited investors. Options held by one accredited and 12 nonaccredited persons to purchase 1,325,000 shares of the Nevada corporation's common stock at $0.50 per share are being converted into options to purchase the same number of shares of the Company's common stock on the same terms.

        As a result of the acquisition, the Nevada corporation became a wholly-owned subsidiary of the Company, the president of the Nevada corporation was appointed the president of the Company, and thereafter, the other current officers and directors of the Nevada corporation became the officers and directors of the Company, as discussed below. The Nevada corporation's board of directors and management team will continue the Nevada corporation's business as a new operating subsidiary. The Company has changed its name to Aradyme Corporation.

        During April and May 2003, the Company sold 215,167 shares of its restricted common stock for cash of $129,100, or $0.60 per share, to three accredited and three nonaccredited investors.

        The foregoing transactions were the result of arm's-length negotiations with persons who were provided with the Company's business and financial information, including copies of the Company's periodic reports as filed with the Securities and Exchange Commission, and who were provided with the opportunity to ask questions directly of the Company's executive officers. In each instance, the securities purchased were restricted securities taken for investment. Certificates for all shares issued in the transactions bear a restrictive legend conspicuously on their face, and stop-transfer instructions are noted respecting such certificates on the Company's stock transfer records. No underwriter participated in the foregoing placements of securities. Each of the foregoing transactions was effected in reliance on the exemption from registration provided in Section 4(2) of the Securities Act of 1933 as transactions not involving any public offering and Rule 506 of Regulation D thereunder.



ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

(a)     Exhibits

        The following exhibits are filed as a part of this report:


Exhibit
Number

SEC Reference Number



Title of Document



Location







Item 99



Additional Exhibits


99.01

99

Certification of Chief Executive Officer

This filing
99.02

99

Certification of Chief Financial Officer

This filing

(b)     Reports on form 8-K

        During the quarter ended March 31, 2003, the Company filed the following reports on Form 8-K:

Date of Event Reported

Item(s) Reported



February 7, 2003

Item 5.  Other Events
March 31, 2003

Item 1.  Changes in Control of Registrant
Item 2.  Acquisition or Disposition of Assets
Item 5.  Other Events
Item 7.  Financial Statements and Exhibits
Item 8.  Change in Fiscal Year



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

        ARADYME CORPORATION
    (Registrant)


Date:  May 29, 2003     By  /s/  James R. Spencer
Chief Executive Officer


Date:  May 29, 2003     By  /s/  Merwin D. Rasmussen
        Chief Financial Officer

CERTIFICATION
        I, James R. Spencer, Chief Executive Officer of Aradyme Corporation certify that:
        1. I have reviewed this quarterly report on Form 10-QSB of Aradyme Corporation;
        2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;
        3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;
        4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:
        a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being
prepared;
        b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date; 5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
        a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and 6. The registrant's other certifying officer and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.
Date: May 29, 2003
/s/ James R. Spencer
Title: Chief Executive Officer
(Principal Executive Officer)

CERTIFICATION
        I, Merwin D. Rasmussen, Chief Financial Officer of Aradyme Corporation certify that:
        1. I have reviewed this quarterly report on Form 10-QSB of Aradyme Corporation;
        2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;
        3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;
        4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:
        a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being
prepared;
        b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date; 5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):
        a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and 6. The registrant's other certifying officer and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.
Date: May 29, 2003
/s/ Merwin D. Rasmussen
Title: Chief Financial Officer
(Principal Financial Officer)